Graubard Miller The Chrysler Building 405 Lexington Avenue New York, N.Y. 10174-1101 (212) 818-8800

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(212) 818-8881		(212) 818-8638
email address
jgallant@graubard.com

September 22, 2021

Division of Corporation Finance

Office of Energy & Transportation

Securities and Exchange Commission

Washington, D.C. 20549

Re:	Motion Acquisition Corp.
Amendment No. 2 to Registration Statement on Form S-4
Filed September 3, 2021
File No. 333-257681

Ladies and Gentlemen:

On behalf of Motion Acquisition Corp. (the “Company”), we hereby respond as follows to the comment letter from the staff of the Securities and Exchange Commission (the “Staff”) dated September 17, 2021, relating to the above-referenced Amendment No. 2 to Registration Statement on Form S-4 (the “Amendment No. 2”). Captions and page references herein correspond to those set forth in Amendment No. 3 to Registration Statement on Form S-4 (“Amendment No. 3”), a copy of which has been marked with the changes from Amendment No. 2.

Capitalized terms used but not defined herein have the meanings ascribed to them in the Registration Statement.

Amendment No. 2 to Registration Statement on Form S-4

Summary of the Proxy Statement/Consent Solicitation Statement/Prospectus

Effect of Redemptions and Underwriting Fees on Book Value Per Share, page 21

1.	We note your revised disclosure in response to prior comment 1. Please revise to reflect the impact of redemptions on the per share value under each of the redemption scenarios separately from the impact of the effective underwriting fee on such per share value under each of the redemption scenarios.

The Company respectfully acknowledges the Staff’s comment and we have revised the disclosure on page 21 of the Registration Statement as requested.

GRAUBARD MILLER

Securities and Exchange Commission

September 22, 2021

U.S. Federal Income Tax Considerations

Tax Consequences of the Merger, page 146

2.	We note that the tax opinion filed as Exhibit 8.1 is a short-form tax opinion. Please revise this section to state clearly that the tax disclosures are the opinion of Graubard Miller. Refer to Section III.B.2 of Staff Legal Bulletin No. 19.

The Company respectfully acknowledges the Staff’s comment and we have revised the disclosure on page 146 of the Registration Statement as requested.

DocGo’s Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Significant Judgments and Estimates

Stock-Based Compensation, page 204

6.	Supplementally address the following related to the revised disclosures provided in response to prior comment 6:

●	Provide us with information necessary to compare the fair value of each DocGo stock option granted during the periods ended December 2020 and June 2021 and the fair value implied by the proposed business combination with Motion;

●	To the extent there were any significant fluctuations in the fair values from period-to-period, describe for us the primary quantitative and qualitative factors that contributed to these fluctuations, including any intervening events within DocGo (i.e., company-specific factors), DocGo’s industry (i.e., industry-specific factors), or changes in valuation assumptions or methodology;

●	Reconcile the sum of the Equity Awards Issued for grant dates in 2021 and 2020 in the Valuation & Grant Timeline table on page 205 to the quantity of stock option grants disclosed on pages F-60 and F-89.

The Company respectfully acknowledges the Staff’s comment regarding the fair value of each DocGo stock option, and we have revised the disclosure on pages 205 and 206 of the Registration Statement as requested. In addition, we have revised the disclosure on pages 206 and 207 of the Registration Statement to describe further the primary quantitative and qualitative factors (in addition to the contemplated business combination with Motion) that contributed to the increase in the fair values from period-to-period. In relation to the Staff’s comment, we have been advised by DocGo as follows:

Regarding the quantity of stock option grants disclosed on pages F-60 and F-89, the table included on page 205 of Amendment No. 2 was based on a sequential list of grants issued during 2020 and 2021, based on the actual grant dates of the awards, and the table included on page 205 of the Registration Statement reflects the correct number of grants issued as of each date referenced.

GRAUBARD MILLER

Securities and Exchange Commission

September 22, 2021

During the completion of DocGo’s Q1 2021 financial statements, DocGo discovered that some grants issued during 2020 were inadvertently excluded from the 2020 stock option grant summary included in DocGo’s financial statements for the year ended December 31, 2020, used to determine stock option compensation. These grants were validly issued in 2020 with grants dates as of January 2, 2020 (51 shares) and February 19, 2020 (153 shares). Upon identification, the related and relevant stock compensation expense was recorded in DocGo’s financial statements for the three-months ended March 31, 2021. DocGo and its auditors assessed the impact of the additional stock compensation of $199,729 (total fair value at grant date was $208,692) on the 2020 audited financial statements and the Q1 2021 financial statements then under review. It was concluded that the impact on the 2020 annual financial statements is insignificant based on relevant materiality thresholds. The Company recorded a net loss of $14.8 million for the year ended December 31, 2020 and the additional compensation, being non-cash in nature, has no impact on DocGo’s cash flow or financial position. It was also concluded that the additional recorded expense during the three-months ended March 30, 2021, does not significantly impact the results of operations and financial position as of March 31, 2021.

The 1,605 shares represented by stock option grants granted in 2020, as disclosed on page F-89 of the Registration Statement, agrees to the option grants used in the calculation of the stock option compensation, requiring no adjustment.

The Weighted Average Exercise Price on page F-60 of the Registration Statement has also been updated, from $3,212 to $4,381 to reflect the 1,344 equity grants recorded. This update is an average used for reporting purposes only, and has no impact on the calculation of the stock option compensation expense, resulting in no impact on DocGo’s results of operations and financial position.

*************

GRAUBARD MILLER

Securities and Exchange Commission

September 22, 2021

If you have any questions, please do not hesitate to contact me at the above telephone and facsimile numbers.

Sincerely,

/s/ Jeffrey M. Gallant

cc. Michael Burdiek, CEO